Via Facsimile and U.S. Mail
Mail Stop 4720

August 3, 2009

Shane Cooke
Executive Vice President and
Chief Financial Officer
Elan Corporation, plc
Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland

> **Re:** **Elan Corporation, plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File Number: 001-13896**

Dear Mr. Cooke:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Joel Parker
Branch Chief